UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: May 7, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K contains information detailing the dividend to be paid on UBS Group AG shares on May 9, 2018.

UBS Group AG / CUSIP H42097107 / ISIN CH0244767585 Payment 2018

Ex-dividend date:       May  7, 2018

Record date:               May  8, 2018

Payment date:             May   9, 2018

The USD net dividend payment for UBS Group AG shares held in the US has been fixed as follows:

US Dollar rate is set  at  9:00 a.m. CEST based on WMR Intra Day Spot Rate on May 7, 2018

USD/CHF Swiss Franc                       1.00125           USD/CHF

Dividend per share                              0.65                 Swiss Franc

Net dividend in US$                          0.649189         US$ per share

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  May 7, 2018